May 1, 2006

VIA FACSIMILE - (202) 772-9204

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

RE:	DPL Inc.
Registration Statement on Form S-4
Filed March 30, 2006
File No. 333-132862

Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 1, 2006
File No. 1-9052

Dear Mr. Owings:

This letter is in response to your comment letter dated April 18, 2006 addressed to me covering your review of the above-referenced DPL Inc. (DPL) filings.

The italicized paragraphs below set forth the Staff’s comments followed by DPL’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in our 2005 Annual Report on Form 10-K.

Staff Comment:  Form 10-K for Fiscal Year Ended December 31, 2005

Notes to Consolidated Financial Statements, page 53

Note 11. Discontinued Operations, page 76

1.              As paragraph 5 of SFAS 144 specifically excludes investments in equity securities accounted for under the cost or equity method from its scope, it is unclear how you concluded the sale of your cost and equity method investments in private equity funds qualifies for discontinued operations treatment. Please explain in detail how you meet the scope requirements of SFAS 144.

DPL RESPONSE:

We believe the sale of our entire portfolio of forty-six private equity funds to one purchaser meets the criteria for presenting the sale as discontinued operations for the following reasons:

•                  The private equity funds were reported as a major component of a separate segment entitled “financial asset portfolio,” pursuant to SFAS 131.

•                  The private equity funds were long-lived assets that qualified as a disposal group as defined in SFAS 144, paragraph 4.

•                  The private equity funds comprise operations and cash flows that can be clearly distinguished from the rest of the entity as required in SFAS 144, paragraph 41.

•                  The results of operations and cash flows of this component have been (or will be) eliminated from the ongoing operations, as required in SFAS 144, paragraph 42.

•                  The Company will not have any significant continuing involvement in the private equity funds after disposal, as required in SFAS 144, paragraph 42.

•                  The FASB Board has deliberated on this issue in 2001.

•                  The presentation of this transaction as discontinued operations supports the FASB Board’s intent to “enhance decision usefulness” and to present financial results in a manner that would provide an investor enhanced “predictive value.”

The Sale

In February 2005, we announced the sale of all forty-six of our private equity investments, which at December 31, 2004 were recorded on our books for approximately $826 million, or approximately 20%, of our total assets.

Segment Classification

The private equity funds were reported as the major component of a separate segment entitled “financial asset portfolio,” pursuant to SFAS 131. The private equity fund asset group represented approximately 80% of our financial asset portfolio. The Company reported the financial asset portfolio as a separate business segment because the financial asset portfolio met the requirements of paragraph 10 of SFAS 131. SFAS 131 defines an operating segment as a component “that engages in business activities from which it may earn revenues and incur expenses……whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete information is available.”  This business unit was regularly engaged in business activity and was accounted for as a separate non-regulated subsidiary of the Company. Management of this subsidiary managed the portfolio assets and met with investment advisors. The business unit had up to six employees, who have since been re-deployed. Discrete financial information for the financial asset portfolio was available and routinely reviewed by the chief operating decision maker and the board of directors. In addition, the portfolio results were routinely reported separately from our utility operations and represented a material portion of the Company’s periodic earnings. Results were disclosed in periodic earnings releases and received a great deal of attention from investors. Senior managers at the time also had separate incentive agreements based upon the performance of the financial asset portfolio. The Company continued to report the financial asset portfolio as a segment through the first quarter of 2005, when the sale occurred. In periods subsequent to the sale, we did not manage or report the financial asset portfolio as a separate operating segment.

SFAS 144 states in paragraph B102 that the “[FASB] Board observed that the Opinion 30 definition of a segment of a business has been effective in distinguishing disposal transactions that are likely to have a significant effect on the ongoing operations of the entity.”  The paragraph also states that limiting discontinued operations only to reportable segments may not provide adequate disclosure and further states that “to improve the usefulness of the information provided to users, the Board decided to broaden the reporting of discontinued operations, consistent with the recommendation made by the AICPA Special Committee on Financial Reporting in its 1994 report, Improving Business Reporting – A Customer Focus, which states:

Discontinued operations is defined in current practice as a component of a company whose activities represent a separate major line of business or class of customer. That definition should be broadened to include all significant discontinued operations whose assets and results of operations and activities can be distinguished physically and operationally and for business-reporting purposes.”

In conclusion, we believe the private equity funds represented a significant asset group contained in a separate operating segment which was subsequently eliminated upon the sale of this asset group.

Disposal Group

The private equity funds were long-lived assets that qualified as a disposal group. Each private equity fund typically had a contractual life of seven to ten years, with the most recent agreement having been signed in 2003. The assets have been properly reported as non-current assets. The entire portfolio of forty-six private equity funds were sold as a group in a single transaction to a single purchaser, which would define these funds as a disposal group according to SFAS 144, paragraph 4.

Clearly Distinguishable Operations and Cash Flows

Paragraph 41 of SFAS 144 states that “a component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.”  Therefore, a component of an entity may be a reportable segment, a reporting unit, a subsidiary, or an asset group (as that term is defined in SFAS 144). The private equity funds are a component consisting of an asset group for which its operations and cash flows can be clearly distinguished from the rest of the entity. Management routinely reported segregated operating results and cash flows specifically related to the activities of these private equity funds.

Elimination of On-Going Operations and Cash Flows

Paragraph 42 of SFAS 144 requires an entity to report in discontinued operations the results of operations of a component of an entity that has been disposed of if the operations and cash flows of the component have been or will be eliminated from the ongoing operations of the entity as a result of the disposal transaction. We sold the entire private equity portfolio with no intention of entering that type of business again. There will be no residual effects of exiting this component.

No Significant Continuing Involvement

In addition, paragraph 42 of SFAS 144 requires an entity to report in discontinued operations the results of operations of a component of an entity that has been disposed of if the entity will not have any significant involvement in the operations of the component after the disposal transaction. The Company has no significant continuing involvement after the sale.

FASB Board Deliberations

In further support of our position, we note the following discussion summary in a FASB Action Alert Publication No. 01-42 from a FASB Board meeting held on November 14, 2001:

“Application of Statement 144. The Board discussed an issue raised in inquiries relating to the application of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, to the disposal of an investment in equity securities accounted for by the equity method. The Board clarified that the disposal of an equity method investment by itself, should not be reported as discontinued operation under Statement 144. Financial instruments, including investments in equity securities accounted for by the equity or cost method, are excluded from the scope of Statement 144 (paragraph 5(d)). Further, the operations related to an equity method investment (that is, the investor entity’s share of the earnings or losses of the investee entity) are not sufficient to establish a component of the investor entity (paragraph 41). However, the Board further clarified that if a component of an entity has operations that include, but are not limited to, operations related to an equity method investment or other asset that is excluded from the scope of the Statement and the conditions for reporting discontinued operations are met (paragraph 42), all of the operations of the component should be reported in discontinued operations.”

Enhancing Decision Usefulness

The presentation of this transaction as discontinued operations supports the FASB Board’s intent to “enhance decision usefulness” and to present financial results in a manner that would provide an investor enhanced “predictive value”. SFAS 144, paragraph B109, states “that, on balance, the advantages of broadening the presentation of discontinued operations (primarily enhanced decision usefulness) outweigh the disadvantages of broadening that presentation (primarily the possibility that the use of inconsistent judgments will affect the comparability of information reported about disposal transactions).”  (Emphasis added)  We believe presentation as discontinued operations supports this position.

FASB Concepts Statement No. 1, paragraph 37, states that “financial reporting should provide information to help investors, creditors and others assess the amounts, timing, and uncertainty of prospective net cash inflows to the related enterprise.”  (Emphasis added)  By separately and clearly identifying on the face of the financial statements the significant cash flows and results of operations from this component that will not recur in the future, we believe the presentation as discontinued operations is appropriate.

FASB Concepts Statement No. 5 states in paragraph 20:

“Classification in financial statements facilitates analysis by grouping items with essentially similar characteristics and separating items with essentially different characteristics.  Analysis aimed at objectives such as predicting amounts, timing, and uncertainty of future cash flows requires financial information segregated into reasonably homogeneous groups.  For example, components of financial statements that consist of items that have similar characteristics in one or more respects, such as continuity or recurrence, stability, risk, and reliability, are likely to have more predictive value than if their characteristics are dissimilar.” (Emphasis added)

Therefore, we believe our presentation of the private equity funds as a disposal group reported as a discontinued operation is consistent with generally accepted accounting principles. These assets were not managed or reported as just passive investments. If the disposition of the private equity funds was not reported as a discontinued operation, we believe our financial statements would lack transparency and would diminish the predictive value as to future operating results. This presentation provides advantages to the reader in understanding our business on a comparative basis and thereby permitting the reader to make informed decisions about the future results of our on-going business.

Summary

After carefully considering the facts and circumstances surrounding this transaction, we concluded that the private equity portfolio is an asset group (and therefore a component as defined in SFAS 144). We believe the classification of the forty-six private equity funds as a significant component representing approximately 20% of our assets, which was sold in one transaction to one purchaser with no significant continuing involvement, and which signifies the exit of the Company from one of its two operating segments, supports our position that this exit of a business constitutes a discontinued operation and should be reported as such. We believe our treatment of the disposition is consistent with the intent of SFAS 144 and our presentation as a discontinued operation is appropriate. This transaction did not represent a sale of an equity or cost investment in the “normal course of business” that would not have qualified for discontinued operation presentation. This transaction involved exiting our entire private equity portfolio – not just a stand-alone equity method investment which would not meet the criteria established in paragraph 41.

Staff Comment:  Item 9A – Controls and Procedures, page 94

2.              You state that your certifying officers concluded that your disclosure controls and procedures were effective in “timely alerting them to material information required to be included in [your] periodic reports filed with the SEC.”  In future filings, please revise your conclusion to include the full definition of disclosure controls and procedures as outlined in Exchange Act Rule 13a-15(e) rather than the summarized definition you include now. In this regard, please revise to state, if true, whether the same officers concluded the controls and procedures were effective to “ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms” and to “ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”  Additionally, please confirm to us that your conclusion regarding effectiveness would not change had these statements been included in the filing.

DPL RESPONSE:

Assuming the following disclosure regarding DPL’s disclosure controls and procedures is appropriate, we will use the revised language beginning in our 2006 first quarter 10-Q:

Disclosure Controls and Procedures

Our Chief Executive Officer (CEO) and Chief Financial Officer (CFO) are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that material information relating to us and our subsidiaries is communicated to the CEO and CFO. We evaluated these disclosure controls and procedures as of the end of the period covered by this report with the participation of our CEO and CFO. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and (ii) to ensure that information required to be disclosed by us in the reports that we submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Additionally, as requested in your correspondence to us, on behalf of DPL, I confirm to you that our conclusion as contained in our 2005 Annual Report on Form 10-K regarding the effectiveness of our disclosure controls and procedures would not have changed had the above statement been included in that filing.

I hope that the foregoing has been responsive to the Staff’s comments. Any assistance you can provide in obtaining an expeditious review of this response letter would be greatly appreciated.

Should you have any questions relating to our response regarding the presentation of the sale of our private equity securities as discontinued operations, please call Daniel Thobe, Corporate Controller, at (937) 259-7905. With regard to our response concerning the Certification language, please call me.

Respectfully submitted,

Miggie E. Cramblit